Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

07028929

10 December 2007

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b)
Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact the undersigned at +61 3 9868 2112.

Yours truly,

PROCESSED
JAN 07 2008
THOMSON
FINANCIAL

SEC MAIL
RECEIVED
DEC 17 2007
161
WASH. D.C.
SECTION
PROCESSING

Michael Scott
General Manager Secretariat and Shareholder Relations

Enc.

Tabcorp
the bigger better game

10 December 2007

Australian Taxation Office to appeal Star City tax case

The Australian Taxation Office has lodged an appeal against last month's Federal Court decision allowing Star City to make tax deduction claims against the ATO.

The ATO lodged a Notice of Appeal on 7 December. Tabcorp will review the grounds for the appeal and determine its position.

The appeal will be heard in the Full Federal Court. No date has been set for the hearing.

On 9 November 2007, Tabcorp announced that the Federal Court allowed in full Star City's tax deduction claims against the ATO.

The matter centres on Star City claiming tax deductions for fees that it prepaid in relation to the occupancy of the casino site in Sydney. The total amount prepaid was $120 million. The ATO disallowed Star City's entitlement to those tax deductions and imposed penalties.

This issue dates back to 1994. Tabcorp inherited this issue when it acquired Star City in 1999.

As disclosed in Tabcorp's 2007 Financial Report, the Group has provided in full for the unpaid primary tax in dispute of $31.6 million, and penalties and interest charges of $27.2 million.

For further information contact:
Bruce Tobin, Group General Manager Corporate Affairs 03 9868 2508

Tabcorp Holdings Limited
Public Affairs
ABN [illegible]

Tel [illegible]
Fax [illegible]
www.tabcorp.com.au

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Tabcorp Holdings Limited
ABN	66 063 780 709

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Anthony George Hodgson
Date of last notice	8 October 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	1,206 ordinary shares held directly, and 99,000 ordinary shares held indirectly
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Hodgson has an interest in 99,000 ordinary shares held indirectly by Jaladah Pty Ltd as trustee of a superannuation fund of which Mr Hodgson is a beneficiary
Date of change	7 December 2007
No. of securities held prior to change	As detailed above
Class	Ordinary shares
Number acquired	Nil
Number disposed	80,000 ordinary shares
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$15.46 per ordinary share
No. of securities held after change	1,206 ordinary shares held directly, and 19,000 ordinary shares held indirectly by Jaladah Pty Ltd as trustee of a superannuation fund of which Mr Hodgson is a beneficiary

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable
Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	Not applicable

END

+ See chapter 19 for defined terms.